United States securities and exchange commission logo





                                September 28, 2021

       Roger Hamilton
       Chief Executive Officer
       Genius Group Ltd.
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 31,
2021
                                                            File No. 333-257700

       Dear Mr. Hamilton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-1 Filed August 31,
2021

       Prospectus Summary
       Overview
       Our Company, page 5

   1. We note that you include results and metrics here, and throughout the filing, for certain historical periods
while not disclosing those same results and metrics for 2020. Please revise here, and
throughout the filing, to discuss historical operating results for all periods presented in the
financial statements including 2020 in your graphics and charts, as appropriate.
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group Ltd.
Comapany 28,
September NameGenius
              2021     Group Ltd.
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2. We reissue comment 4 in part. Please revise the disclosure to separately quantify the contribution of revenue of each of the Pre-IPO Group companies.
3. We note your revised disclosure in response to comment 5, and reissue the comment in part. Please further explain how your entrepreneur curriculum, as defined on page 109, relates to the businesses of Education Angels, E-Square, and University of Antelope
         Valley. In particular, please tell us why a childcare program for 0-5 year-olds (Education
         Angels), a school with general education curriculum for pre-primary and secondary school programs (E-Square) and a university with a general education program (University of
         Antelope Valley) are actually specific entrepreneur education programs. To the extent that you are focused on acquisition of education programs in general, please state this specifically and clarify that these do not all relate to a particular strategic focus on entrepreneurial education.
4. We note your response to comment 6, and reissue the comment in part. Please revise to explain, as you have in your response, what it means that your growth model is to acquire accredited schools, colleges and universities.
5. We note your revised disclosure in response to comment 8, and reissue the comment in part. With respect to the chart on page 9 under the heading "Our Revenue Growth," we note that the second column from the right does not appear to accurately portray the growth in your revenue from the IPO acquisitions in 2020. In this regard, the disclosure in the column suggests that the IPO Acquisitions contributed to $4.4 million of your growth in revenue in 2020. However, the disclosure throughout the rest of your filing suggests that $16.6 million of your revenue growth in 2020 was attributable to the IPO
         Acquisitions. Please also make clear that the revenue that is included is based on the pro forma presentation. In addition, please clarify here and elsewhere that you discuss the company's 2020 revenues that over 40% of your total pro forma revenue in 2020 is from
         University of Antelope Valley.
A Brief History, page 8

6. Refer to prior comments 10, 43, and 44. You confirmed that the combined revenues of
         $9.9 million and net loss of ($1.6) million for 2019 includes both Entrepreneurs Institute, acquired in August 2019, and Entrepreneur Resorts, acquired in July 2020. Both companies were under common control, and as a result, you indicate that you are required to present the consolidated audited financial statements of the Pre-IPO Group including
         Entrepreneurs Institute and Entrepreneur Resorts in your registration statement for both
         2019 and 2020. On page F-9 in Note 2 to the Consolidated Financial Statements you
         disclose that you account for business combinations using the acquisition method of accounting in accordance with IFRS 3, you have elected to do so for common control business combinations, and this accounting policy is applied consistently to similar transactions. Please tell us how your accounting treatment complies with paragraph 7 of IFRS 3, which states that the date on which the acquirer obtains control of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group Ltd.
Comapany 28,
September NameGenius
              2021     Group Ltd.
September
Page 3    28, 2021 Page 3
FirstName LastName
         assets and assumes the liabilities of the acquiree, which is the closing date. In this regard, please tell us your consideration for reassessing your accounting and providing the disclosures required by B64(q) of IFRS 3 for your acquisition transactions during 2019 and 2020.

         In addition, since you have elected to account for common control business combinations using the acquisition method of accounting, please tell us how your recognition
         of Entrepreneur Resorts    shareholders equity immediately prior to
the acquisition
         complies with paragraph 10 of IFRS 3, which states that the acquirer should recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.
Non-IFRS Financial Measures--Adjusted EBITDA
Genius Group Operating Data (GeniusU Ltd), page 24

7. We note your response to comment 15, and that you have experienced a conversion rate of
         1% to 1.5% of free students becoming paid students each year. Please revise to include the conversion rate from free to paid students in this section, or tell us why you do not identify such conversion rate as a key business metric. In addition, please revise to clarify how you calculated this conversion rate, including whether the conversion rate applies to free students becoming paid students under your GeniusU Ltd and Property Investors
         Network businesses, as well as any of your other businesses. In this regard, we note that you only appear to track number of free students under your GeniusU Ltd and Property
         Investors Network businesses based on the operating data disclosed on pages 24-25.
8. Please tell us why you separately present GeniusU Operating Data, but do not separately present operating data for any other business. Please also explain why you present certain operating data for GeniusU, such as Average Acquisition Cost per Student, Net Loss, and
         Adjusted EBITDA margin, but do not present it for any of the other businesses within the education segment. Please also disclose whether the method for calculating the operating data is the same for all businesses. To the extent it varies, please highlight this fact so that investors understand whether the data is comparable across businesses. Risks Related to Our Business and Industry
"The COVID-19 pandemic has significantly negatively impacted segments of . . ..", page 32

9. In light of the time that has passed since the initial outbreak of the novel coronavirus
         (COVID-19) pandemic in December 2019, please revise this risk factor to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical. In this regard, please revise to clarify that
         COVID-19 has impacted you in 2020, if true, and disclose any material effects of COVID-19 on your business, financial condition and results of operations. For instance, we note your disclosure elsewhere in the filing indicating that COVID-19 restrictions contributed to the 55% decrease in your campus revenue from $4.4 million in
         2019 to $2 million in 2020, as well as to the 11% increase in your digital education
 Roger Hamilton
Genius Group Ltd.
September 28, 2021
Page 4
         revenue from $4.8 million in 2019 to $5.3 million in 2020. Also, discuss what management expects the pandemic's future impact will be (considering, for example, the prevalence of COVID-19 vaccines), how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming
         changes to your Management   s Discussion and Analysis of Financial
Condition and
         Results of Operations section. For guidance, consider the Division of Corporation
         Finance's Disclosure Guidance: Topic Nos. 9 and 9A, available on our public website.
Capitalization, page 50

10. The amounts of your cash and cash equivalents, shareholders' equity and total shareholders' equity in the pro forma column of your capitalization table do not agree to the amounts in your pro forma balance sheet on pages 57 and 58. Please reconcile and revise these disclosures.
Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO
Acquisitions)
Genius Group (Pre-IPO Group and IPO Acquisitions) Profit and Loss for the Year Ended
December 31, 2020, page 56

11. We note the changes made to your pro forma statement of operations and footnote (9) in response to comment 21. Please explain why the weighted average shares used to compute both your historical and pro forma basic and diluted net loss per share for 2020 are the same when you issued 2,091,246 shares in connection with the IPO Acquisitions as disclosed in footnote (5). Please advise or revise as appropriate. Refer to the guidance in Rule 11-02(a)(9) of Regulation S-X.
Footnotes relating to the Financial Statements above, page 58

12. Reference is made to footnote (5). Please revise adjustment (5) to eliminate the
         $(517,319) adjustment for amortization of intangible assets. Since the pro forma balance sheet is being prepared assuming the acquisition was completed on December 31, 2020, no adjustment for amortization should be included in the pro forma balance sheet adjustments.
13. Reference is made to footnote (7). Please revise your adjustment for the deferred tax liability to eliminate the portion of the adjustment attributable to the income tax provision of $(108,567). Since the pro forma balance sheet assumes the acquisition was completed on December 31, 2020, no adjustment for the income tax provision should be included in the calculation of your pro forma balance sheet adjustments.
14. Reference is made to footnote (8). Please revise to eliminate the retained earnings
FirstName LastNameRoger Hamilton
       adjustment of $(408,752) as this appears to represent the net effect of the adjustments
Comapany    NameGenius
       referenced        Group(5)
                  in footnotes Ltd.
                                  and (7), which we have requested that you
eliminate in our
       comments
September         noted
           28, 2021     above.
                     Page 4
FirstName LastName
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group Ltd.
Comapany 28,
September NameGenius
              2021     Group Ltd.
September
Page 5    28, 2021 Page 5
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

15. We note your amended disclosure in response to comment 24, and that you saw a "marked increase in the amount of activity on GeniusU" during the pandemic. Please revise your to disclosure to elaborate on this "marked increase" and quantify the impact. Please also discuss the effects of the pandemic on the other businesses aside from GeniusU and discuss whether you expect it to continue in future periods.
Key Business Metrics and Non-IFRS Financial Measures
Key Business Metrics, page 67

16. We note your amended disclosure in response to comment 25, and reissue the comment in part. Please amend to quantify the metrics discussed in this section and discuss each metric's applicability to each of the eight companies within your group, as the disclosure appears to relate only to GeniusU. In doing so, please also discuss the specific reasons why each individual metric provides meaningful information to investors, given the fact that each company within your group appears to contribute to your revenue and generates revenue in different ways.
17. We note that you provide operating data for Entrepreneur Resorts under your education segment in the operating data on page 25, including number of students, number of paying students, number of partners, education revenue, revenue from new paying students, new paying students, and total paying students. We also note your disclosure indicates that groups attend events and courses at your Entrepreneur Resorts venues that take place on GeniusU. Please clarify whether GeniusU or Entrepreneur Resorts generates revenue specifically from the fees paid to attend events and courses, not including payment for food and accommodations. Based on the fact that groups attend GeniusU events and courses at the Entrepreneur Resorts, please also clarify whether any of the abovementioned metrics are counted twice in the operating data under the education segment on page 25 (i.e., accounted for under both Entrepreneur Resorts and GeniusU).
         Further, revise to discuss how Entrepreneur Resorts generates revenue under your education segment and how certain of the operating data relating to the number of students is relevant to Entrepreneur Resorts.
Contractual Obligations, page 77

18. We note your response to comment 30, which suggests that you have added the novation agreement for Genius Central Singapore Pte Ltd as an exhibit to the registration statement. However, we were unable to locate any such agreement. Please advise/revise.
Business, page 82

19. We partially reissue comment 36, as your disclosure in this section continues to focus primarily on the business of GeniusU. As requested in prior comment 36, please revise
 Roger Hamilton
Genius Group Ltd.
September 28, 2021
Page 6
         this section to include a comprehensive description of the business and operations of each of the companies that will be part of the Genius Group, including all of the IPO
         Acquisitions. For instance, in your "Our Curriculum" subsection on page 104, please revise to provide a comprehensive summary of your entire education curriculum and combined products to be offered by all of your companies in both the Pre-IPO Group and IPO Acquisitions. Please ensure it is clear which business is offering which programs, as your current disclosure references general programs like microcamps, but it's unclear if this relates to any business outside of GeniusU. In addition, revise to include a description of all material intellectual property related not only to the Pre-IPO Group companies, but also the IPO Acquisitions. Please make confirming changes throughout this entire section of your registration statement.
Our Company, page 83

20. We note your amended disclosures in response to comment 34, and reissue the comment in part. Please amend your disclosure to explain why you have analogized your growth plan to the fifteen-year plan set by the United Nations to achieve the 17 United Nations
         Sustainable Development Goals. It is unclear how this relates to your business given that these development goals address things like hunger, poverty, clean water and sanitation, and clean energy. In the alternative, please remove references to the United Nations
         Sustainable Development Goals. We also note your disclosure that you intend to integrate your education tools into existing education systems, and ultimately intend to have a full curriculum accredited and receiving funding from multiple government bodies. Given that your company contains a number of businesses relating from childcare to for-profit university education, it is unclear how your current businesses fit into your long-term goals, if at all. Please clearly explain how your goals are supported by your current businesses, or please remove this disclosure. To the extent you keep this disclosure, please indicate whether you have made any progress toward the goals you list in this section. If the goals are aspirational only, please state this clearly.
Our History and Corporate Structure, page 89

21. We note your disclosure here and on page 100 indicates that you intend to integrate and digitize Education Angels' business on to your GeniusU platform to provide your global community of students and partners access to Education Angels' business. Yet, your disclosure indicates that Education Angels generates revenue from parents of young children from 0-5 years old paying for an Education Angels' trained educator to both educate and care for their child. To the extent that a significant portion of Education
FirstName LastNameRoger Hamilton
       Angels' revenues are dependent upon the trained educator's care for the children, please
Comapany    NameGenius
       enhance            Group to
                 your disclosure Ltd.
                                   explain how you intend to integrate and
digitize this element of
       Education
September          Angels'
            28, 2021 Page business
                           6        onto your GeniusU platform.
FirstName LastName
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group Ltd.
Comapany 28,
September NameGenius
              2021     Group Ltd.
September
Page 7    28, 2021 Page 7
FirstName LastName
Our Courses, Products and Services, page 93

22. You state that E-Square is being developed as a primary school campus model that you are licensing to global partners and city leaders, beginning with Southeast Asia, the U.K., and the U.S. Please clearly disclose the status of such development, the negotiations relating to any licenses, and when you anticipate that you will be ready to license this program. To the extent that you have not taken any steps toward licensing, please state this clearly.
Our Conversion Model, page 98

23. Reference is made to the measures you refer to on page 98 as "Marketing Cost per
         Student" and    24 Month Revenue per Student.    In this regard, we
have the following
         comments related to these measures:

                Based on your disclosure on page 98, it appears that you are using free students to calculate the $0.76 marketing cost per student and $15.46 revenue per student within
              24 months. Please revise to clarify whether you include the number of free students in these calculations, and if so, why.

                Please revise to clarify whether your calculations of "Marketing Cost per Student"
              and    24 Month Revenue per Student    include revenue derived
from all of the IPO
              Acquisitions that contribute to your education revenue segment and GeniusU Ltd, or only education revenue derived from GeniusU Ltd.

                We note that the graphic on page 98 depicting your student pathway indicates that
              1,326    [s]tudents pay for courses, camps, mentoring and
memberships.
              Yet according to the narrative disclosure provided on page 98, only one percent of these 1,326 students convert to paying students that pay for courses, camps, mentoring and memberships. Please advise or revise your disclosure accordingly.

                Given these measures appear to be distinguishable from the metrics average acquisition cost per new paying student and average annual revenue per new paying student referred to on pages 24-25 and 68, please tell us why you have not included
              "Marketing Cost per Student" and "24 Month Revenue per Student" in the operating data presented on pages 24-25 and in your discussion of "Key Business Metrics"
              starting on page 67.
24. Please revise your disclosure to clarify how you calculate the "Lifetime Value" of your students and partners. For instance, it is unclear how you calculate the annual average revenue by three years. If you are using overall revenue for the entire Pre-IPO Group and
         IPO Acquisitions to calculate the annual average revenue, please tell us why you believe this is appropriate given that, for example, Entrepreneur Resorts does not appear to have students and E-Square does not appear to have any partners. In addition, please disclose why you believe it is appropriate to use three years to estimate the "Lifetime Value" of
 Roger Hamilton
Genius Group Ltd.
September 28, 2021
Page 8
         your students and partners. Further, please revise to clarify whether you are referring only to paying students and partners in your calculation of Lifetime Value of your students and partners, or if this calculation also includes free students and non-paying partners. To the extent these calculations include free students and non-paying partners, please tell us why you believe this is appropriate.
Our Strategy
Partnership Strategy, page 108

25. Based on your operating data on page 25, we note that all of the companies within your group appear to utilize partners, except for E-Square. However, it appears that this section only discusses your partnership strategy as it relates to GeniusU Ltd. Please revise your disclosure to discuss your partnership strategy as its relates to all of the companies within your group, including the IPO Acquisitions. As a related matter, we note that the graphic
         under the heading    Our Growth Model    on page 100 references global
sponsors, country
         partners, city leaders, event partners, mentors and faculty, genius partners, and product partners. In an appropriate place in your filing, please revise to discuss how each of these entities fits into each company within your group, including the IPO Acquisitions.
         Further, to the extent any such entities would be relevant to your discussion in this section, please revise your disclosure accordingly.
Related Party Transactions, page 127

26. We note your amended disclosure in response to comment 40, and reissue the comment in part. Please revise your disclosure on the top of page 127 to indicate that the related party transactions set forth below occurred during the past three fiscal years up to the date of the prospectus.
Genius Group Limited and Subsidiaries Consolidated Financial Statements Consolidated Statements of Operations and Comprehensive Income, page F-5

27. Please revise to disclose basic and diluted earnings (loss) per share from continuing operations for all periods presented on the face of your consolidated statements of operations and comprehensive income as required by paragraph 66 of IAS
33. Also, the
         notes to the consolidated financial statements should be revised to include the disclosures outlined in paragraph 70 of IAS 33, as applicable.
Exhibits
FirstName LastNameRoger Hamilton
28. Reference is made to Exhibit 23.5. The consent of Lightheart, Sanders and Associates is
Comapany   NameGenius
       currently stale as itGroup  Ltd.
                             is older than 30 days. Please revise to include a
currently dated
       consent
September      of thisPage
           28, 2021    independent
                             8         accounting firm.
FirstName LastName
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group Ltd.
Comapany 28,
September NameGenius
              2021     Group Ltd.
September
Page 9    28, 2021 Page 9
FirstName LastName
General

29. We note your response to comment 50, and that you have removed the statement on your website indicating that you had over $29 million in revenue in 2019. However, your website continues to state that you had over $29 million in revenue in 2019. Please advise or revise accordingly.
30. Your disclosure throughout the registration statement continues to focus primarily on
         GeniusU. For example, the Prospectus Overview begins with a discussion of the number of students in GeniusU, the MD&A Overview addresses only GeniusU, and the Business section places significant focus on GeniusU including its particular curriculum, courses, products, and EdTech platform. It is unclear why you are focusing primarily on GeniusU given that GeniusU is only one of four businesses that are part of Genius Group Ltd, and that in the post-IPO company Genius U will be one of eight separate businesses with various business plans. In particular, we note that over 40% of your pro forma revenue for 2020 was from University of Antelope Valley, which suggests that your revenue going forward will come disproportionately from the university, but your disclosure about the university is minimal. Please substantially revise your prospectus throughout to present a comprehensive and balanced picture of the post-IPO company. In addition, we note throughout that you discuss disrupting the education industry and that your "entrepreneur education system" is present in all of the businesses that will be part of the post-IPO company. However, given the significant differences in each of the businesses, such as childcare for ages 0-5 in New Zealand, a small private school in South Africa with 500 students, and a small university in California, it is unclear how these businesses are related and why they would be part of one "entrepreneur education system" given the differences in focus and geography. To the extent that the company's focus is acquiring various private educational schools or facilities, but not integrating them into one system, please clearly state this fact and remove the disclosure suggesting that these companies are related or all use the same curriculum. Further, if the entrepreneurial education system relates only to GeniusU, please also make this clear. We have issued some related comments in our comment letter, but please note these comments are not exclusive and you should revise the registration statement thoroughly to present a balanced picture of the post-IPO company.
31. The Stock Purchase Agreement for University of Antelope Valley filed as Exhibit 2.4 indicates in Section 7.7 that you shall have completed the IPO or secured an equity investor to fund the closing consideration by September 30, 2021, otherwise the
         University is entitled to terminate the agreement according to Section 9.1(b). Please disclose whether you have further amended the Stock Purchase Agreement to extend this date or have otherwise amended the agreement, and file such agreement as an exhibit.
         Please also tell us whether the consideration amount has changed given that you have not completed the IPO, as contemplated by Section 1.4(b)(1)(b). Please revise your disclosure in the registration statement to disclose the material terms of the Stock Purchase
         Agreement, such as calculation of the Bonus Closing Consideration, and indicate the
 Roger Hamilton
Genius Group Ltd.
September 28, 2021
Page 10
      consents that are required to complete the transaction, such as those discussed in Section
      7.3, and whether you have received all such consents.
32. We note that each of your Share Purchase Agreements filed as exhibits 2.1, 2.2 and 2.3 are linked to a September 30, 2021 deadline for the IPO, and some of the agreements indicate that they will "terminate with immediate effect" if the IPO does not take place by this date. Please tell us the status of each of these agreements and file amendments, if any, as exhibits. Please also revise to disclose the material terms of each of these agreements in the registration statement.
       You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameRoger Hamilton
                                                            Division of
Corporation Finance
Comapany NameGenius Group Ltd.
                                                            Office of Trade &
Services
September 28, 2021 Page 10
cc:       Benjamin S. Reichel
FirstName LastName